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October 20, 2004

FIRM/AFFILIATE

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VIENNA

BY EDGAR

United States Securities and Exchange

Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:    Ms. Hanna Teshome

RE:	eLong, Inc.
Amendment No. 2 to the Registration Statement on
Form F-1 (No. 333-119606)

Ladies and Gentlemen:

On behalf of eLong, Inc. (the “Company”), we are transmitting for filing in electronic format pursuant to Rule 101(a)(1)(i) of Regulation S-T under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form F-1 (the “Registration Statement”), relating to the proposed underwritten public offering of the Company’s ordinary shares through American Depositary Shares. The original signature pages to Amendment No. 2 have been manually executed and will be retained by the Company in accordance with Rule 302(b) of Regulation S-T.

We have set forth below the Company’s response to your verbal comments issued to us by Ms. Katherine Hsu on October 15, 2004. For ease of reference, the comments of the Staff are repeated below.

Exhibit 5.1

1. As previously requested, delete clause 3 of the 4th paragraph. As to matters of fact concerning your client, you are entitled to rely on the officer’s certificate, but you may not make assumptions.

A revised opinion from the Company’s Cayman Islands counsel is included as Exhibit 5.1 to Amendment No. 2. The wording in the revised opinion has already been reviewed by the Staff, and we have been orally advised by Ms. Katherine Hsu that the revised opinion satisfactorily addresses the comment.

Exhibit 8.1

2. Please revise to incorporate your opinion here. It is not correct to call an opinion a summary.

A revised opinion from the Company’s special United States counsel is included as Exhibit 8.1 to Amendment No. 2. The wording in the revised opinion has already been reviewed by the Staff, and we have been orally advised by Ms. Katherine Hsu that the revised opinion satisfactorily addresses the comment.

The Company and the underwriters currently expect to price the offering as early as the week of October 25, 2004. As contemplated by Rule 461(a) under the Securities Act, the Company on its behalf and on behalf of Deutsche Bank Securities, as representative of the underwriters, hereby indicates that it may request oral acceleration of the effectiveness of the Registration Statement, and indicates further that they are aware of their obligations under the Securities Act.

Please telephone the undersigned at +86 (10) 6505-5522 or Mr. Robert Wray at +81 (3) 3568-2634 if we may be of any assistance in answering any remaining questions which may arise in connection with the Registration Statement.

Very truly yours,

/s/ Jon L Christianson

Jon L Christianson

cc:	Justin Tang
Derek Palaschuk
elong, Inc.

Gregory G.H. Miao
Skadden, Arps, Slate, Meagher & Flom LLP